13G HTML File DOCUMENT TYPE SC 13G/A
TEXT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment #

Name of Issuer: ZIOPHARM Oncology, Inc.
_____________________________________________________
Title of Class
of Securities: Common Stock, par value $0.001 per share

CUSIP Number: 98973P101

1) NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

University of Texas Investment Management Co. 74-2765082

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: -0-
6) Shared Voting Power: 11,722,163
7) Sole Dispositive Power: -0-
8) Shared Dispositive Power: 11,722,163

9) AGGREGATE AMOUNT BENEFICIALLY OWNED: 11,722,163

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.27

12) TYPE OF REPORTING PERSON: IA

1) NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

The Board of Regents of the University of Texas System 74-6000203

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: -0-
6) Shared Voting Power: 11,722,163
7) Sole Dispositive Power: -0-
8) Shared Dispositive Power: 11,722,163

9) AGGREGATE AMOUNT BENEFICIALLY OWNED: 11,722,163

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.27

12) TYPE OF REPORTING PERSON: OO

ITEM 1(a). NAME OF ISSUER:

ZIOPHARM Oncology, Inc., a Delaware corporation

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

One First Avenue, Paris Building 34, Navy Yard Plaza, Boston, Massachusetts 02129

ITEM 2(a). NAME OF PERSON FILING:

(1) University of Texas Investment Management Co.
(2) The Board of Regents of the University of Texas System

The shares of ZIOPHARM Oncology, Inc. common stock, $0.001 par value per share, reported on this Schedule 13G (the "Shares") were issued to The Board of Regents of the University of Texas System (the "Regents") as consideration for the licensing of certain technology to the Issuer pursuant to an agreement among the Issuer, Intrexon Corporation and the Regents, on behalf of The University of Texas M.D. Anderson Cancer Center (the "License Agreement"). Pursuant to an Investment Management Services Agreement with the Regents, the University of Texas Investment Management Co. ("UTIMCO"), an institutional investment advisor, holds the Shares on behalf of the Regents and is authorized to exercise investment discretion and voting power with respect to such Shares on behalf of the Regents.

This Schedule 13G is filed on behalf of each of these persons. Included in this Schedule 13G as Exhibit 1 is the agreement between UTIMCO and the Regents to file this Schedule 13G on behalf of each of them.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

(1) 401 Congress Avenue, Suite 2800, Austin, Texas 78701
(2) 401 Congress Avenue, Suite 2800, Austin, Texas 78701

ITEM 2(c). CITIZENSHIP:

(1) Texas
(2) Texas

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

ZIOPHARM Oncology, Inc. common stock, $0.001 par value per share

ITEM 2(e). CUSIP NUMBER:

98973P101

ITEM 3. Not Applicable

ITEM 4. OWNERSHIP:

The shares were issued to the Regents as consideration for the licensing of certain technology to the Issuer pursuant to the License Agreement. Pursuant to an Investment Management Services Agreement with the Regents, UTIMCO holds the shares on behalf of the Regents and is authorized to exercise investment discretion and voting power with respect to such shares on behalf of the Regents. Accordingly, the Regents and UTIMCO share beneficial ownership of the shares as set forth below:

(a) Number of Shares
Beneficially Owned: 11,722,163

(b) Percent of Class: Percent of Class: 9.27% (based on 126,416,487 shares of common stock outstanding)

(c) Powers                No. Of Shares

   -----------           --------------------

Sole power to vote or    -0-
to direct the vote

Shared power to vote or   11,722,163
to direct the vote

Sole power to dispose or  -0-
to direct disposition

Shared power to dispose   11,722,163
or to direct disposition

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF
ANOTHER PERSON:
Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE ULTIMATE PARENT COMPANY:

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, I certify that, to the best of my
knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief,
I certify that the information set forth in this
statement is true, complete and correct.

University of Texas Investment Management Co.

By: Joan Moeller
Senior Managing Director

Date: 03/18/2015

The Board of Regents of the University of Texas System
By: University of Texas Investment Management Co., as investment advisor to The Board of Regents of the University of Texas System
By: Joan Moeller
Senior Managing Director
Date: 03/18/2015

Exhibit 1
--------------

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G.

In evidence thereof, the undersigned hereby execute this Agreement as of March 18, 2015

University of Texas Investment Management Co.

By: Joan Moeller
Senior Managing Director

The Board of Regents of the University of Texas System
By: University of Texas Investment Management Co., as investment advisor to The Board of Regents of the University of Texas System
By: Joan Moeller
Senior Managing Director